

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404**

Mail Stop 3561

May 22, 2007

By U.S. Mail

Mr. Kevin Begley
Chief Financial Officer
Village Super Market, Inc.
733 Mountain Avenue
Springfield, NJ 07081

>   **Re: Village Super Market, Inc.
>   Form 10-K for the year ended July 29, 2006
>   Filed October 23, 2006
>   File No. 0-2633**

Dear Mr. Begley:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief Accountant